UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the calendar year ended December 31, 2021

MHHC Enterprises, Inc.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

400 Union St SE

Suite 200

Olympia, WA 98501

253-336-6442

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

6399	82-4972078
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Annual Report on Form 1-K (this “Report”) may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance, our growth strategies, our plans to develop an e-commerce platform, our plans to develop and market consumer goods, and anticipated trends in our business. These forward-looking statements are based on the beliefs of, assumptions made by, and forward-looking information generally can be identified by forward-looking terminology, such as “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions or the negative thereof. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements, such as general economic conditions, the market for our products and services, and general global and economic trends such as the Ukraine war and inflation and Federal Reserve interest rate increases in response. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We hereby expressly disclaim any intention to update any forward-looking information contained in this Report unless required by law to do so.

Item 1. Business

This Report includes market and industry data that we have developed from publicly available information; various industry publications and other published industry sources and our internal data and estimates. Although we believe the publications and reports are reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from trade and business organizations and other contacts in the market in which we operate and our management’s understanding of industry conditions.

As of the date of the preparation of this Report, these and other independent government and trade publications cited herein are publicly available on the Internet without charge. Upon request, the Company will also provide copies of such sources cited herein.

Our Company

MHHC Enterprises, Inc. ("MHHC" or the "Company") was incorporated in Nevada on February 6, 2004 as Aquagen International, Inc. On July 7, 2005, the Company changed its name to Hoodia International, Inc., and on March 19, 2008 it changed its name to Oceanic Research and Recovery, Inc. In early 2016, the Company was placed into custodianship by the courts of Nevada under a cause of action brought by shareholders as management had abandoned the Company. In 2017, the Company changed its name to McCusker Holdings, Inc. The Company began operations providing product warranties to manufacturers and wholesale distributors of the covered products, who in turn resell these warranties to retail outlets and e-commerce portals. The retailers and e-commerce portals then sell the warranties to the end-user consumers. We intend to focus on direct retail sales of our warranty products in 2022. After the management team was replaced by Frank Hawley, our current CEO, the Company changed its name to MHHC Enterprises, Inc. in August 2019.

Overview

MHHC is a diversified holding company whose core businesses are presently composed of three subsidiaries: MHHC Warranty and Services, Inc. MHHC Reinsurance, Inc., and ONBLi, Inc. The Company also formed Trisbell Inc. in May 2022 for its planned skincare products business. The Company’s business plan is to develop each of its subsidiaries into a profitable enterprise within their respective industry by deploying strategic and development expertise to offer competitive products and services.

The Company’s revenues are currently generated solely by MHHC Warranty and Services, Inc. The sale of Extended Service Contracts (“ESC’s”) comprised 95.5% of revenues during the year ended December 31, 2021. ESC coverage plans provide for extended warranties on consumer products, with covered products falling into one of the following four categories: (1) residential appliances, (2) consumer electronics, (3) audio and visual and (4) all home products. The length of warranty coverage offered to consumers includes a choice of 12, 24, 36, 48, or 60 months beyond the manufacturer’s warranty. Below is a summary overview of the types of products included in each category. ESCs for residential appliances (as described below), particularly laundry washing machines and dryers, kitchen appliances, and heating and cooling equipment, accounted for approximately 56% of our ESCs, which primarily had terms of 48 to 60 months.

Residential Appliances: Any household appliance including, but not limited to, refrigerators, stoves, ovens, dishwashers, trash compactors, garbage disposals, washers/dryers, heating and air conditioning units, and hot water tanks. In addition, standalone kitchen appliances such as blenders, air fryers, coffee and espresso machines, and other similar small appliances.

Consumer Electronics: Consumer Electronics such as mobile phones, tablets, laptops, desktop computers, modems, Wi-Fi systems, camera products, electric-transporters (e.g., e-bikes), gaming systems, DVD players, and printers. Coverage plans are also available for other small household electronics including garage door openers, table saws, calculators, keyboards, and AI- devices (e.g., Alexa, Echo Dot, Google Home).

Audio Visual: Any and all television hardware and cabling. For example, audio systems such as HTIB, MP3s, projectors, soundbars and systems, Bluetooth devices, streaming media devices, desktop monitors, and televisions such as LCD, 4K TV, curved, plasma, OLED, 3D TV, CRT, micro displays, and TV combo units.

All Home Products: Includes all products under Residential Appliances, Consumer Electronics, and Audio and Visual equipment. The Company has over 100,000 active ESCs that are in effect as of today. Our ESCs are distributed through Consumer Priority Services (“CPS”), a wholesaler which is our principal customer responsible for the vast majority of our ESC sales. CPS purchases the ESCs from us at wholesale pricing, marks the price up (at their discretion) and then resells them at the marked up prices to over 1,000 brick and mortar retail stores and to exclusive e-commerce sales portals like Groupon. The third parties who purchase the ESCs from CPS then sell the ESCs together with the consumer products which the ESCs cover to the end-users of such products at the retail level. After expiration of the manufacturers’ warranty, we are the administrator of the ESC with respect to the covered product. This entails, among other things, operating a call center, reviewing and assessing incoming claims, making a determination of whether a claim should be approved, and, if the claim is approved, providing for the repair or replacement of the covered products. For approved claims, we use independent third party service centers and manufacturers/distributors to repair or replace the covered product at our expense.

Our current sales pricing is based on a monthly minimum purchase commitment amount by each customer. When a customer fails to meet their minimum monthly purchase commitment, an additional surcharge percentage is added to the price paid by the customer for the product. The surcharge percentage is variable and is based on a contractual arrangement whereby the surcharge percentage increases the further sales fall below the minimum monthly sales purchase commitment in a given month.

In addition, a customer is charged a surcharge if claims, as a percentage of sales, exceed the contractually agreed upon maximum allowable claims percentage, regardless of the amount of purchases by the customer for that month.

Our remaining revenues during the year ended December 31, 2021 were derived from assurance warranty revenues (the outsourcing of warranty support to us from manufactures). Currently, the Company has approximately 73,000 active specialized warranties for surge protector products by a single manufacturer.

In 2021 and 2020, we generated 95.5% of our revenue from CPS. We are currently seeking additional wholesalers who we would sell our ESCs directly to as well as manufacturers for which we would provide warranties on their behalf. See the Risk Factor on page 8. Through CPS, our ESCs are sold through more than 1,000 retail locations in the United States, including big box stores, independent business and online over various e-commerce websites and portals. During the years ended December 31, 2021 and 2020, we generated 95.5% of our revenues from the sale of warranties related to ESCs.

Business Plan and Projected Expansion

Consumer Goods

During 2022, we intend to begin offering warranty products directly to consumers through our e-commerce portal warrantyyourworld.com, to begin selling add-on warranties directly through manufacturer online sales portals, and to launch an in-house e-commerce website ONBLi.com to offer warranty services for other types of consumer electronics.

We also plan to enter the consumer goods industry wherein we will brand or produce and sell consumer products for men and women with an initial focus on skincare and personal hygiene products. The Company recently formed Trisbell Inc. for this business. We also plan to utilize ONBLi.com to market and sell such products online when they are ready for production and distribution. We anticipate the launch of skincare and personal hygiene products later in 2022, provided we can raise sufficient funds from the Offering.

Expansion of Online Presence

The Company is developing proprietary software technology and trademarked branding to cross-sell extended and OEM warranty products through the Company’s new e-commerce portal ONBLi.com, and warrantyyourworld.com. Additionally, we intend to roll out multiple IOS and Android apps to increase sales and efficiencies to better support B2B partners and our direct consumers.

The technology and customized internal applications being developed will utilize application programming interface (“API”), to cross-sell consumable branded goods and ESCs through big box and independently owned consumer electronic e-commerce portals, and warranty services to manufacturers. The new technology is already creating new opportunities and is expected to help the Company grow its market and revenues.

With our new technology, and new e-commerce platform ONBLi.com, the Company intends to utilize new partners in branding and developing men and women skin and hygiene consumable products.

Our Strategy

As described above, the Company currently sells its products primarily to CPS, who in turn resells them to various original equipment manufacturers (OEMs), retailers, underwriters, and third party administrators either through retail outlets or through various e-commerce websites and portals. It is the Company’s strategy to build, develop, and license technologies that will allow it to launch e-commerce portals and/or websites that will streamline the integration of its ESC warranty services with a cloud-based platform that offers products and services that it may license, manage, or otherwise offer, with a linked ESC warranty service. In developing, building, and integrating the technology to link its ESC warranty services with those other products, the Company believes it can leverage its current ESC warranty services and expand its reach, while developing additional revenue streams.

In addition to capturing additional ESC warranty revenues, the development of new e-commerce portals and/or websites will additionally allow the Company to expand into cloud-based product sales and other related services. The Company believes that by expanding and selling additional products online through e-commerce activities that it can enhance its customer reach, develop and link complementary services, expand its technological knowledge (allowing the Company to stay competitive and relevant in a fast paced changing marketplace that is quickly adopting new technologies and strategies), and quickly build critical mass in support of creating a sustainable corporate enterprise that can defend, endure, and thrive in the current evolving marketplace, a marketplace that requires the skills and knowledge of how to operate and sell to customers virtually in a cloud- based environment.

Industry and Competitor Overview

The Company’s two distinct industries and its competitors within both its ESC warranties business and proposed e-commerce linked expansion marketplace encompass a large variety of product types, service offerings, and delivery channels. The worldwide marketplace in which we intend to compete is evolving rapidly and is intensely competitive. We will face a broad array of competitors from many different industry sectors around the world. We believe that the principal competitive factors in our businesses will include selection, price, and convenience, including fast and reliable fulfillment. Additional competitive factors include the quality, speed, and reliability of our services and tools, as well as customers’ ability and willingness to change business practices. Some of our current and potential competitors have greater resources, longer histories, more customers, greater brand recognition, and greater control over inputs critical to our business.

They may secure better terms from suppliers, adopt more aggressive pricing, pursue restrictive distribution agreements that restrict our access to supply, direct consumers to their own offerings instead of ours, lock-in potential customers with restrictive terms, and devote more resources to technology, infrastructure, fulfillment, and marketing. The Internet facilitates competitive entry and comparison shopping, which enhances the ability of new, smaller, or lesser-known businesses to compete. Our business is also subject to rapid change and the development of new business models and the entry of new and well-funded competitors. Other companies also may enter into business combinations or alliances that strengthen their competitive positions. We intend to use our flexibility and our subject matter expertise to adroitly adapt our ESC warranty knowledge and integrate our current offerings with new e-commerce offerings that may allow us to differentiate ourselves from our competitors. We believe that this linked set of new offerings shall be enhanced by the opportunities offered from the rapidly evolving e-commerce marketplace.

Our specific industry and competitor overview in the ESC warranties and e-commerce marketplace is as follows:

ESC Warranties

Extended warranty refers to any extension of a manufacturer's warranty offered at the point of sale of products. It is also known as service contract/agreement and the period of coverage only commences upon expiration of the original warranty. The market for extended warranty service is relatively fragmented, with the major players including Asurion, American International Group (AIG), Assurant, Allstate (SquareTrade), AmTrust, American Home Shield, Ally Financial, Allianz Global Assistance, Automobile Protection Corporation (APCO), Endurance Warranty Services, CarShield, CARCHEX, and Corporate Warranties India. The top five players, namely Asurion, American International Group (AIG), Assurant, Allstate (SquareTrade) and AmTrust, accounted for more than 17% of the global market share in 2019. The global extended warranty service market size is projected to reach $134.12 billion by 2026, from USD $94.66 billion in 2020, with a compound annual growth rate (“CAGR”) of 6.0% from 2020 to 2026.

E-commerce Platforms and Online Sales

E-commerce (or electronic commerce) is the buying and selling of goods (or services) on the Internet. It encompasses a wide variety of data, systems, and tools for online buyers and sellers including mobile shopping and online payment encryption. There are four traditional types of e-commerce, including Business to Consumer (“B2C”), Business to Business (“B2B”), Consumer to Business (“C2B”) and Consumer to Consumer (“C2C”). There is also Business to Government (“B2G”), but that is often lumped into B2B. The global retail e-commerce market size was valued at USD $4.25 trillion in 2019 and is expected to grow at a CAGR of 9.4% from 2020 to 2027. Increasing usage of smartphones and the convenience of purchasing daily essentials and luxury products from the comfort of home is primarily driving the growth.

Moreover, the availability of a plethora of options, lower prices compared to physical stores, and technology-enabled online trials of apparel and accessory are some of the other factors contributing to the burgeoning demand for retail e-commerce across the world. Additionally, the internet has revolutionized the retail industry by increasing the reach of retailers from the local area to overseas, allowing the business to reach the expediency of customer and increasing the cross-border success. The prominent vendors competing in the market include Alibaba Group Holding Ltd, Amazon.com, Inc., Inter IKEA Systems B.V., and Walmart, Inc., but the market’s size and breadth is also made up of a very large number of small to large competitors. Companies within the marketplace are undergoing rapid and evolutionary changes in how they compete and work together. The companies are offering affordable products to cater to the demand for various goods such as grocery, office supplies, art supplies, footwear, and apparel and accessories, among others. Moreover, the companies selling through e-commerce have opted for organic and inorganic growth strategies to strengthen their market position. For instance, in May 2019, the e-commerce platform Shopify acquired a New York-based wholesale good selling platform called “Handshake” to expand its service and product portfolio. Furthermore, in March 2020, IKEA partnered with Alibaba to open IKEA’s virtual store on Alibaba’s e-commerce platform called Tmall, which will help in reaching customers in China. The companies are utilizing e-commerce platforms and websites are engaging in partnerships, mergers, and acquisitions, aiming to strengthen their product portfolio and improve their reach with a better supply chain across the countries and regions. For instance, In June 2018, IKEA partnered with Adidas, Lego, and Sonos to expand its product portfolio. Also, in May 2018, Walmart acquired Flipkart to expand its reach in the market, while maintaining the Flipkart brand to remain distinct from that of Walmart. Furthermore, in December 2018, Walmart entered into a partnership with Rakuten Ichiba under its revamping strategy to open its first e-commerce store in Japan. The Company is attempting to strengthen its market position while competing at a global level with giants such as Alibaba and Amazon. The industry and the competition is made up of an ever-growing number of players that are evolving and developing new products and solutions that offer large growth opportunities among its participants.

Government Regulation

We are currently, and given our plans to expand further into e-commerce, may become subject to additional general business regulations and laws, as well as regulations and laws specifically governing the Internet, physical, e-commerce, and omnichannel retail, digital content, web services, electronic devices, artificial intelligence technologies and services, and other products and services that we currently or may offer to sell in the future. These regulations and laws cover, among other things, taxation, privacy, data protection, copyrights, electronic device certification, electronic contracts and other communications, consumer protection, web services, the provision of online payment services, registration, licensing, and information reporting requirements, the design and operation of websites, the characteristics, legality, and quality of products and services, product labeling and other matters. It is not clear how existing laws governing issues such as data protection, and personal privacy may apply to aspects of our operations such as the Internet, e-commerce, digital content, web services, electronic devices, and artificial intelligence technologies and services.

Employees

As of May 31, 2022, the Company has two full time employees, which consist of the executive officers of the Company and its subsidiaries, and four part-time employees.

Property

The Company’s headquarters is located at 400 Union St. SE Suite 200 in Olympia, WA 98501. Our headquarters location rents conference center and other office space as necessary from Regus. The Company also promotes and utilizes remote work sites for many aspects of its operations. As of May 31, 2022, the Company has five employees working remotely in Washington and one employee working remotely in South Carolina. The Company has sales and call center agents in Brooklyn, NY.

Risk Factors

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this Report, including the consolidated financial statements and the related notes, before making a decision to buy our securities. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our Common Stock could decline, and you may lose all or part of your investment. The following sets forth some of the principal risks we and our investors face with respect to our business and securities.

Risks Related to our Regulation A Offering

Because we are conducting a best efforts Offering, investors who invest therein initially will be subject to more risk than later investors.

The earlier investors invest in our Regulation A Offering pursuant to the Offering Statement which was qualified on February 17, 2022, as may be supplemented or amended from time-to-time (the “Offering”), the greater degree of risk they will incur. This is because there is no minimum amount of proceeds we must raise. If we do not raise a substantial amount of proceeds, we will not have sufficient working capital, not be able to carry out the business as described in this Report and could be forced to delay the planned expansion outlined in this Report. Because there is no minimum offering amount required in the Offering, the actual proceeds to us are not presently determinable and may be substantially less than the maximum amounts we intend to offer.

Our issuance of additional shares of Common Stock, or options or warrants to purchase those shares, would dilute your proportionate ownership and voting rights.

We are authorized under our Articles of Incorporation, as recently amended on May 9, 2022, to issue up to 400,000,000 shares of Common Stock. We have issued and outstanding, as of the date of this Report, 24,136,500 shares of Common Stock. Our Board of Directors (the "Board") may generally issue shares of Common Stock, Preferred Stock or options or warrants to purchase those shares, without further approval by our shareholders based upon such factors as our Board may deem relevant at that time. It is likely that we will be required to issue a large amount of additional securities to raise capital to further our development. It is also likely that we will issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our stock plans. We cannot give you any assurance that we will not issue additional shares of Common Stock, or options or warrants to purchase those shares, under circumstances we may deem appropriate at the time.

Because investors will receive free trading shares of Common Stock which they may immediately sell, the sales by any investors in the Offering may depress the market price of our Common Stock and impair our ability to raise sufficient proceeds.

The Offering is being conducted on a best efforts basis with no minimum purchase requirements and no escrowing of funds until we sell a certain number of shares. As a result, an investor may purchase $10,000 of securities in the Offering, for example, and for personal reasons may soon need or want to sell the shares. Because the market for our Common Stock is so limited, any increase in available supply of shares offered for sale may reduce the public price to a point where we may be hampered in selling our Common Stock and not raise sufficient proceeds. In addition, the Offering price was arbitrarily determined, may not be indicative of the intrinsic value of the Common Stock, such that if our Common Stock does not significantly increase in value following the Offering, investors could lose a substantial portion or all of their investment.

Risks Related to our Company and our Business

Actual claims expenses we incur under warranties that we write may be different from the amount of cash reserves we maintain. To the extent that actual claims expenses exceed our estimates, we will be required to immediately increase our reserves. In addition, government regulators could require that we increase our cash reserves if they determine that our cash reserves were understated in the past. Such an increase in claims expense could, in turn, decrease our cash available for operations.

Because we are dependent upon a single customer for the vast majority of our revenues, the loss of this customer, a reduction in purchases therefrom or any other adverse developments with respect thereto would materially adversely affect us and your investment in us.

As described elsewhere in this Report, we are highly reliant on CPS, MHHC’s sales agent, to sell our extended service contract warranty products to over 1,000 retail outlets, and their e-commerce portals. A vast majority of our revenue, including approximately 95.5% of our revenue in 2021 and 2020, was derived from CPS. While we intend to seek additional sources of revenue by attempting to establish and grow a retail and online sales presence in 2022, our dependence on CPS poses a risk to the future viability of our business in the event our business relationship with CPS is reduced or terminated in the future. While we are contemplating a potential new agreement with CPS, and a potential expansion of our customer base generally to increase MHHC’s revenue and footprint and improve diversification, in which MHHC and its sales agents would jointly share revenues from dealers, claims expenditures, and reserve funding, we remain dependent upon CPS and sustaining a favorable relationship with them and our mutual customers to be successful under our current arrangement and any future arrangement(s).

The loss of CPS as a customer, or any material reduction in its purchases from us, would have a material adverse effect on our financial condition and results of operations. Further, because of our dependence of CPS, the risks faced by CPS, such as adverse developments with respect to its industry, competition, technology or the economy in general, also exposes us to these risks. Should CPS terminate its relationship with us or materially reduce its purchases from us for any reason, our financial condition, results of operations and prospects will be materially adversely affected. Further, if we lose some or all of our business from CPS and are then unable to locate sufficient alternative sources of revenue within a reasonable timeframe and/or on favorable terms, we may be forced to suspend or cease our operations, in which case you could lose some or all of your investment.

Because we are dependent on key executives, the loss of any of these executives or our inability to retain other key personnel could adversely affect our business.

Our success substantially depends upon our ability to attract and retain qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe there are only a limited number of available qualified executives in the business lines in which we compete. In 2022, the organization has contracted part-time staff to help with enhance and maintain IT infrastructure, and to manage Company affairs, customer service, business development, and claims support. The Company is also seeking to add additional expertise for future management and executive positions.

If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

As part of our overall strategy of risk and capacity management, we purchase a contractual liability policy for a significant amount of risk underwritten by our warranty business. Market conditions beyond our control determine the availability and cost of the reinsurance we purchase, which may affect the level of our business and profitability. Our reinsurance facilities are generally subject to annual renewal. We may be unable to maintain our current contractual liability policy or obtain another contractual liability policy in an adequate amount and at a favorable rate. If we are unable to renew our expiring policy or obtain a new policy, either our net exposure to risk would increase or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of risk we underwrite.

Our results may fluctuate as a result of many factors, including cyclical changes in the warranty industry.

Historically, the results of companies in the warranty industry have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by:

-	competition;
-	capital capacity;
-	rising levels of actual costs that are not foreseen by companies at the time they price their products;
-	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks;
-	changes in loss reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liability develop; and
-	fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may affect the ultimate payout of losses.

We face significant competitive pressures in our business that could cause demand for our products to fall and adversely affect our profitability.

We compete with a large number of other warranty companies in our selected lines of business. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and other regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies. Some of our competitors have greater financial and marketing resources than we do. Additionally, if we enter the consumer goods space as planned, we will face significant competition within that industry as well, including from many competitors who have greater access to capital, human and technological resources, larger market shares, and a larger geographic reach, and which will include both retail establishments and online stores. Additionally, many competitors offer a broader scope of products and services, are more vertically-integrated or have favorable relationships with strategic partners which allow them to offer their products and services at lower prices and market their offerings more effectively. Our ability to increase revenue without incurring offsetting additional costs or expenses, or to achieve profitability, could be materially adversely affected if we lose business to competitors offering similar or better products and services at or below our prices. If we do not successfully compete with these competitors and adjust to market conditions and other developments within the industries in which we now or may in the future operate, we could fail to develop a sufficient market share to achieve our goals and our future business prospects and in turn your investment in us could be harmed.

Because we are heavily regulated by the U.S. States in which we operate, we may be limited in the way we operate.

We are subject to extensive supervision and regulation in the U.S. states in which our warranty company subsidiary operates. This is particularly true in those states in which our warranty subsidiary is licensed, as opposed to those states where our warranty subsidiary writes business. The supervision and regulation relate to numerous aspects of our business and financial condition. The primary purpose of the supervision and regulation is the protection of our warranty holders and not our investors. The extent of regulation varies, but generally is governed by state statutes. These statutes delegate regulatory, supervisory and administrative authority to state insurance departments. This system of regulation covers, among other things:

-	standards of solvency, including risk-based capital measurements;
-	restrictions on the nature, quality and concentration of investments; and
-	restrictions on the types of terms that we can include in the warranties we offer.

The statutes or the state insurance department regulations may affect the cost or demand for our products and may impede us from obtaining rate increases or taking other actions we might wish to take to increase our profitability. Further, we may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Also, regulatory authorities have discretion to grant, renew or revoke licenses and approvals subject to the applicable state statutes and appeal process. If we do not have the requisite licenses and approvals (including in some states the requisite secretary of state registration) or do not comply with applicable regulatory requirements, the insurance regulatory authorities could stop or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us.

We may require additional capital in the future that may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that we need to raise additional funds, any equity or debt financing for this purpose, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the shares of Common Stock offered hereby. If we cannot obtain adequate capital, our business, results of operations and financial condition could be adversely affected.

If we commence marketing and selling consumer products as planned, we will face risk of product liability claims and potential adverse publicity.

If we raise sufficient proceeds in the Offering and commence branding, producing and selling men’s and women’s consumable goods as planned, then like other retailers or distributors of products designed to be applied to the body, we face an inherent risk of exposure to product liability claims in the event that the use of our products results in injury to consumers. Any such products could contain contaminated substances, and some of our products may contain some ingredients that do not have long histories of human consumption. As a marketer of products that will be applied to consumer’s bodies, we may be subjected to product liability claims, including that the products contain contaminants, the products include inadequate instructions as to their uses, or the products include inadequate warnings concerning side effects and interactions with other substances. In the event we do not have adequate insurance or contractual indemnification for such claims, these claims could have a material adverse effect on the Company. While the Company intends to obtain product liability insurance prior to any future sales of skincare and personal hygiene products, as of the date of this Report we do not have any such products liability insurance.

The successful assertion or settlement of any uninsured claim, a significant number of insured claims, or a claim exceeding the Company’s future insurance coverage (if we obtain such insurance) could have a material adverse effect on the Company. Moreover, even if a claim against us is ultimately dismissed or resolved in our favor, the costs of defending such a claim could be high which, along with the negative publicity that can arise from such a claim, could be materially detrimental to our business and operations

Risks Related to the Securities Markets and Ownership of our Equity Securities

Our officers, directors and principal stockholders can exert significant influence over us and may make decisions that are not in the best interests of all stockholders.

Our current officers and directors own 100% of our Series A Preferred Stock, which has a perpetual voting right of 51% of total voting rights, and they have control of our business. As a result, they will be able to affect the outcome of, or exert significant influence over, all matters requiring stockholder approval, including the election and removal of directors and any change in control. This concentration of ownership of our voting securities could have the effect of delaying or preventing a change of control of us or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market price of our Common Stock. It could also prevent our stockholders from realizing a premium over the market prices for their Common Stock. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and accordingly, it could cause us to enter into transactions or agreements that we would not otherwise consider.

Our Common Stock is thinly traded and our stock price is subject to significant volatility, and the Offering price per share is higher than the current market price, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Common Stock has historically been sporadically traded on the OTC Pink Sheets, meaning that the number of persons interested in purchasing our shares at or near ask prices at any given time may be relatively small or non-existent. Further, or stock price has been subject to significant volatility. For example, on December 2, 2021, the closing price of our Common Stock was $0.0037 per share, which later increased to $0.081 per share on December 9, 2021. On May 26, 2022, the closing price was $0.031 per share. Additionally, the Offering price, which was arbitrarily determined and may not be indicative of the intrinsic value of the Common Stock, is higher than the historic closing prices of our Common Stock in recent periods, which will render it difficult or impossible for investors to realize a gain on their investment unless the market price for our Common Stock increases in value and such increase is sustained. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and may be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Further, you may be unable to sell shares of Common Stock purchased in the Offering or underlying the Warrants at a profit or at prices that reduce your losses within the timeframe you desire or at all due to the volatility to which our Common Stock is subject. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained. While we submitted an application to have our Common Stock quoted on the OTCQB in April 2022, there can be no assurance when or if our application will be approved by The OTC Markets Group. Further, the OTCQB is not as liquid as a national securities exchange, and there can be no assurance that a market for our Common Stock will develop following the Offering.

The market price for the Common Stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of revenues, which could lead to wide fluctuations in our share price. The price at which you purchase our shares may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common shares at or above your purchase price, which may result in substantial losses to you.

The market for our shares of Common Stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our shares are sporadically traded. Because of this lack of liquidity, the trading of relatively small quantities of shares may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our shares is sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative investment due to, among other matters, our limited operating history and lack of profit to date, and the uncertainty of future market acceptance for our potential products. As a consequence of this enhanced risk, more risk-averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the securities of a seasoned issuer. The following factors may add to the volatility in the price of our shares: actual or anticipated variations in our quarterly or annual operating results; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our shares regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our shares will be at any time, including as to whether our shares will sustain their current market prices, or as to what effect the sale of shares or the availability of shares for sale at any time will have on the prevailing market price.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include: (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not intend or expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

The market price of our Common Stock may be volatile and adversely affected by several factors.

The market price of our Common Stock could fluctuate significantly in response to various factors and events, including, but not limited to:

●	our ability to integrate operations, technology, products and services;
●	our ability to execute our business plan;
●	operating results below expectations;
●	The recent stock dividend, which could result in the sale of large amounts of our Common Stock and depressive effects on our stock price;
●	our issuance of additional securities, including debt or equity or a combination thereof;
●	announcements of technological innovations or new products by us or our competitors;
●	loss of any strategic relationship;
●	industry developments, including, without limitation, changes in healthcare policies or practices;
●	economic and other external factors;
●	period-to-period fluctuations in our financial results; and
●	whether an active trading market in our Common Stock develops and is maintained.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common Stock. Issuers using the Alternative Reporting standard for filing financial reports with OTC Markets are often subject to large volatility unrelated to the fundamentals of the Company.

The elimination of monetary liability against our directors, officers and employees under our Articles of Incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation contains provisions that eliminate the liability of our directors for monetary damages to our company and shareholders. Our Bylaws also require us to indemnify our officers and directors. We may also have contractual indemnification obligations under our agreements with our directors, officers and employees. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees that we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit our company and shareholders.

Anti-takeover provisions may impede the acquisition of our company.

Certain provisions of the Nevada Revised Statutes have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring us to negotiate with, and to obtain the approval of, our Board in connection with such a transaction. However, certain of these provisions may discourage a future acquisition of us, including an acquisition in which the shareholders might otherwise receive a premium for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock market in general, and the shares of early stage companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of the companies involved. If these fluctuations occur in the future, the market price of our shares could fall regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. If the market price or volume of our shares suffers extreme fluctuations, then we may become involved in this type of litigation, which would be expensive and divert management’s attention and resources from managing our business.

We may also from time to time make forward-looking statements about future operating results and provide some financial guidance to the public markets. Our management has limited experience as a management team with SEC reporting companies and as a result, projections may not be made timely or set at expected performance levels and could materially affect the price of our shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the SEC.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our Common Stock if and when such shares are eligible for sale and may cause a decline in the market value of its stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

As an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by an issuer that files reports under the federal securities laws if certain conditions are met, this safe harbor is not available to issuers of penny stocks. As a result, even if we become an SEC reporting company, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

As an issuer not required to make reports to the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, holders of restricted shares may not be able to sell shares into the open market as Rule 144 exemptions may not apply.

Under Rule 144 of the Securities Act of 1933 holders of restricted shares, may avail themselves of certain exemption from registration is the holder and the issuer meet certain requirements. As a company that is not required to file reports under Section 13 or 15(d) of the Securities Exchange Act, referred to as a non-reporting company, we may not, in the future, meet the requirements for an issuer under 144 that would allow a holder to qualify for Rule 144 exemptions. In such an event, holders of restricted stock would have to utilize another exemption from registration or rely on a registration statement to be filed by the Company registered the restricted stock. Currently, the Company has no plans of filing a registration statement with the Commission.

Because the Offering is a Tier 2 Offering under Regulation A, we are subject to significant costs in maintaining compliance with financial reporting and other obligations under Regulation A.

Because we are conducting the Offering under Tier 2 of Regulation A, we are subject to certain periodic and current reporting obligations thereunder. Specifically, beginning when the Offering Statement was qualified by the SEC, we became subject to the following requirements: (i) filing an annual report on Form 1-K for the fiscal year in which the Offering Statement became qualified and for any fiscal year thereafter which is required to include, among other things, audited financial statements, (ii) semiannual reports on Form 1-SA covering the first six months of each fiscal year commencing with the first six months of the fiscal year immediately following the most recent fiscal year for which full financial statements were included in the Offering Statement (including unaudited financial statements), and (iii) current reports on Form 1-U for certain corporate and business developments and events such as material agreements, bankruptcy or receivership, material modifications of rights of security holders, changes in control, and developments with respect to our financial statements or accountant. These reporting obligations will continue unless and until our Common Stock is held of record by less than 300 persons and we file an exit report on Form 1–Z suspending such obligations, provided that we have filed all reports due before the date of such Form 1–Z for the shorter of (i) the period since we became subject to such reporting obligation, or (ii) our most recent three fiscal years and the portion of the current year preceding the date of filing Form 1–Z. In addition, as part of our duties as a Tier 2 reporting issuer, we are required to evaluate and disclose the effectiveness of our internal controls over financial reporting.

Because of the foregoing requirements, management expects that the Company will incur significant additional compliance costs to which we are not currently subject as a privately held company in order to meet these obligations. For example, we are required to file audited financial statements prepared in accordance with U.S. GAAP on a yearly basis due to our annual Form 1-K obligation, which will require us to pay the auditor auditing fees in additional to accounting fees in the preparation of the annual report. The auditor may also review our unaudited financial information for semi-annual reports. It may also be time consuming, difficult and costly for us to develop, implement and maintain the internal controls and reporting procedures required by these regulations, and we may need to hire and compensate additional internal personnel to assist in the development and implementation of appropriate internal controls and procedures. Further, we expect to incur increased legal costs associated with preparation and review of disclosure documents by our SEC counsel. A larger proportion of management’s time and attention will also be diverted towards these requirements, including preparing and updating disclosure, assessing and updating internal controls, monitoring business developments and procuring and consulting with financial and legal professionals. For example, our estimated fees in connection with the Offering are $650,000, consisting of $300,000 in auditing and accounting fees and $350,000 in legal fees in connection with preparing and filing the Offering Statement and amendments thereto, as well as other filings with the SEC.

We expect our compliance costs to continue to be substantial following qualification of the Offering for the reasons discussed above. These increased compliance obligations and costs could strain our financial and human capital resources, particularly if we are unable to raise sufficient proceeds from the Offering. Further, as a company filing documents with the SEC, which are publicly available to current and prospective investors, we are subject to heightened risks of litigation, including SEC investigation and enforcement actions as well as private causes of actions, which could materially adversely affect our financial condition and/or cause us reputational harm.

Securities analysts may elect not to report on our Common Stock or may issue negative reports that adversely affect the stock price.

At this time, no securities analysts provide research coverage of our Common Stock, and securities analysts may not elect to provide such coverage in the future. It may remain difficult for our company, with its small market capitalization, to attract independent financial analysts that will cover our Common Stock. If securities analysts do not cover our Common Stock, the lack of research coverage may adversely affect the stock’s actual and potential market price. The trading market for our Common Stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more analysts elect to cover our company and then downgrade the stock, the stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which, in turn, could cause our stock price to decline. This could have a negative effect on the market price of our Common Stock.

We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our Common Stock.

We have not paid cash dividends on our capital stock and do not anticipate paying cash dividends on our capital stock in the foreseeable future. Further, while on December 7, 2021 the Company effected a stock dividend of 10 shares of Common Stock for each share of Common Stock outstanding as of June 30, 2021, we do not intend to make further stock dividends in the foreseeable future. Further, as a result of the recent stock dividend, the Company’s outstanding Common Stock increased from 4,921,500 shares to 54,136,500 shares (which was later reduced due to cancellation of 30 million shares by our executive officers/principal stockholders), and our Common Stock may be sold at high volumes following the stock dividend resulting in a potential depressive effect on the stock price.

The payment of dividends on our capital stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the Board may consider relevant. If we do not pay dividends, our Common Stock may be less valuable because a return on your investment will only occur if the Common Stock price appreciates.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto of the Company included in this Report. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Revenues

Revenues for the year ended December 31, 2021 were $431,520 compared to $304,567 for the year ended December 31, 2020, an increase of $126,953 or 41.7%. The increase in revenues is a direct result of sales derived from new big box appliance centers and the expansion of warranty sales to local owned consumer electronic goods which began in late 2020. Also, commencing in April 2021, the Company began charging a monthly surcharge when monthly sales were below the monthly minimum and/or monthly claims exceeded 28% of monthly sales.

Cost of Revenues

Cost of revenues for the year ended December 31, 2021 were $207,744 compared to $139,249 during the year ended December 31, 2020, an increase of $68,495 or 49.2%. Cost of revenues, as a percentage of revenues, increased by 2.4% from the prior year. The increase in cost of revenues is primarily the result of increased revenues. During 2020, the Company increased quality controls and established performance indicator reports that identify invalid claims, both of which improved the accuracy of claim coverage. During 2020, the Company backcharged its largest customer approximately $16,000 for invalid claims, which further reduced cost of revenues for 2020. In addition, claims were less than expected in March through May 2020, likely due to the initial effects of the countrywide lockdown caused by COVID-19. Cost of revenues also includes warranty reserve expense, with a corresponding increase in warranty reserve liability, which is an accrual for future claims from assurance warranty revenues. The warranty reserve liability is estimated at inception of the warranty period based on historical claims and may be adjusted as needed.

Operating Expenses

Operating expenses, consisting of general and administrative expenses, for the year ended December 31, 2021 were $1,392,754 compared to $453,005 for the year ended December 31, 2020, an increase of $939,749 or 207%. The increase in operating expenses is primarily the result of share-based compensation, new employees, consulting, and contracted staff, that were necessary to increase sales, to maintain quality operating support for customers, vendors, and to adhere to regulatory requirements.

Net Loss

The net loss for the year ended December 31, 2021 was $1,184,225 compared to a net loss of $291,769 for the year ended December 31, 2020, an increase of $892,456 or 306%. The increase in the net loss is primarily the result of share-based compensation, and hiring new employees, consultants, and contracted staff necessary to increase sales, maintain quality operating support for customers and vendors, and adhere to regulatory requirements, partially offset by an increase in revenues of $126,953.

Liquidity and Capital Resources

Operating Activities

Our net cash used in operating activities was $295,355 for year ended December 31, 2021, compared to net cash used in operating activities of $96,291 for the year ended December 31, 2020. The increase of cash used in operating activities of $199,064 primarily resulted from an $892,456 increase in the net loss, partially offset by a $509,511 increase in share-based compensation, an $81,138 increase in cash provided by contract liabilities, a $64,898 increase in cash provided by accrued expenses, and a $39,714 increase in cash provided by warranty claims payable.

Investing Activities

For the years ended December 31, 2021 and 2020, we used $0 and $2,140, respectively, to purchase property and equipment.

Financing Activities

During the year ended December 31, 2021, financing activities provided $406,500 from the issuance of promissory notes. During the year ended December 31, 2020, financing activities provided $255,800 from the issuance of promissory notes.

2022 Business Loan

On February 25, 2022, the Company entered into a Business Loan and Security Agreement (the “Loan Agreement”) pursuant to which the Company borrowed $197,905.92 (net of an origination fee of $8,246.08) and agreed to repay the principal amount of the loan plus $111,322.56 in interest over a two-year period in weekly installments. Under the Loan Agreement, the Company granted the lender a security interest in the Company’s assets as collateral to secure payment of the loan.

2021 PPP Loan

In February 2021, we received $35,700 from the federal paycheck protection program. In April 2022, we applied for loan forgiveness for this loan and in May 2022 the loan was forgiven.

Reserves and Reinsurance

The Company sells extended warranties in approximately 47 states. Certain states (“Regulatory States”) have regulatory requirements to sell extended services contracts (“ESC’s”). The Company has been obtaining and meeting regulatory requirements in the following Regulatory States: AL, AR, AZ, CT, CA, IA, IL, KY, LA, MA, MD, MN, MO, NM, NV, OK, OR, SC, TX, UT, VA, VT, WA, and WI. While each Regulatory State has different requirements, in general, they require companies selling ESC’s to meet one of the following requirements: (i) have $100,000,000 or more in assets; (ii) carry an appropriate bond and maintain appropriate reserves; or (iii) maintain a Contract Liability Policy (“CLP”, or “CLIP”).

The Company maintains cash reserves to pay future claims on extended warranties. MHHC Reinsurance, Inc., a Washington Corporation, and our wholly owned subsidiary, maintains our cash reserves. We are currently carrying reserves of approximately $90,000, of which approximately $87,000 is designated for Regulatory States and the remainder is for non-regulatory states.

During the years ended December 31, 2021 and 2020, our actual claims outflows have been approximately 50% and 48%, respectively, of extended warranty revenues. Nonetheless, we are striving to fund our reserves with 40% of premiums received from selling warranty contracts. We expect continued growth of our reserves as MHHC Warranty and Services, Inc. expands dealership sales. For our reserves for Regulatory States, we have not requested reimbursement of claims expenses paid. Rather, we pay all claims arising in Regulatory States from proceeds from operating funds and we will continue to do so until our cash reserves for Regulatory States has reached an adequate level for the assessed risk of future claims on outstanding contracts.

In order to comply with Regulatory State requirements, the Company maintains a CLP/CLIP policy, which serves as a backup to our cash reserves, with Plateau, an A-rated carrier for reinsurance coverage. Should the Company as a whole default or become insolvent, the CLP/CLIP would cover any filed claims which the Company was not able to pay. Our risk protections are redundant, our track record in covering claims is consistent, our reserves are being established, and we have ample access to additional credit before MHHC would invoke its Contract Liability Policy.

Going Concern

The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations, in which it has not been successful, and/or obtaining additional financing from its shareholders or other sources, as may be required.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raises substantial doubt about the Company’s ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Management is endeavoring to increase revenue-generating operations. While priority is on generating cash from operations through the sale of the Company’s products, management is also seeking to raise additional working capital through various financing sources, including the sale of the Company’s equity and/or debt securities, which may not be available on commercially reasonable terms if at all. If such financing is not available on satisfactory terms, we may be unable to continue our business as desired and our operating results will be adversely affected. In addition, any financing arrangement may have potentially adverse effects on us and/or our stockholders. Debt financing (if available and undertaken) will increase expenses, must be repaid regardless of operating results and may involve restrictions limiting our operating flexibility. If we issue equity securities to raise additional funds, the percentage ownership of our existing stockholders will be reduced, and the new equity securities may have rights, preferences or privileges senior to those of the current holders of our Common Stock.

Unregistered Sales of Equity Securities and Use of Proceeds

On May 7, 2021, the Company issued 44,000,000 shares of Common Stock (after giving effect to the 10 for 1 stock dividend) to its management as deferred compensation for services to be rendered to the Company and its subsidiaries. On March 15, 2022, the Company canceled 30,000,000 of these common shares. Accordingly, the remaining unrecognized share-based compensation for these canceled shares was recognized at the cancellation date. The remaining 14,000,000 common shares vested on May 17, 2022.

On July 1, 2019, the Company issued 891,902 shares of Common Stock (after giving effect to the 10 for 1 stock dividend) to Raymond MacKay for services rendered.

Critical Accounting Policies and Estimates

Our consolidated financial statements and related public financial information are based on the application of generally accepted accounting principles in the United States (“GAAP”). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Our significant accounting policies are summarized in Note 3 of our financial statements While all of these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our results of operations, financial position or liquidity for the periods presented in this Report.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the accompanying consolidated financial statements include the allowance for doubtful accounts, depreciable lives of property and equipment, valuation of loss contingencies, warranty reserve liability for assurance warranties, valuation of stock-based compensation and the valuation allowance on deferred tax assets. Actual results may differ from these estimates.

Revenue Recognition and Contract Liabilities

The Company follows Accounting Standards Codification 606 (“ASC 606”). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

Revenues consist of warranty fees derived from extended warranties and manufacturer warranties on general consumer electronic goods, which include residential appliances, audio and visual equipment and small consumer handheld electronics. The extended warranties are sold wholesale to agents that resell them to direct retail outlets. Extended warranty revenue is recognized over time on a pro-rata basis over the applicable extended warranty period, ranging from one to five years. The extended warranty period begins at the end of the manufacturer’s warranty period, which typically lasts one year. The manufacturer warranties are serviced by guaranteeing products to the consumer on behalf of the manufacturer.

Contract liabilities represents the amount of extended warranty fees received in excess of the portion recognized as revenue and it is included in current and non-current liabilities in the accompanying consolidated balance sheets. Contract liabilities shall be recognized in future revenues on a straight-line basis over the respective terms of the extended warranty periods ranging from one to five years subsequent to the end of the manufacturer’s warranty period.

For customers for which the Company is providing warranty coverage as if it were the manufacturer (assurance warranties), revenue is recognized immediately. Concurrently, a warranty reserve liability equal to the estimated future claims is also recognized. There are no separate performance obligations.

Legal Matters

The Company has no pending legal matters at this time. However, as a warranty provider, we do, from time to time, become party to legal claims regarding denials of claims.

Item 3. Directors and Officers

Directors of the corporation are elected by the stockholders to a term of one year and serve until a successor is elected and qualified. Officers of the corporation are appointed by the Board to a term of one year and serves until a successor is duly appointed and qualified, or until he or he is removed from office. The Board has no nominating, auditing or compensation committees. The Board also appointed our officers in accordance with the Bylaws of the Company, and per employment agreements negotiated between the Board and the respective officer.

The name, address, age and position of our officers and directors is set forth below:

Name	Age	First Year as a Director or Officer	Office(s) held
Frank Hawley	66	2017	Director, CEO of the Company; CEO of MHHC Warranty and Services, Inc.
Raymond MacKay	66	2018	Director; Vice President; CEO of MHHC Reinsurance, Inc.

The term of office of each director of the Company ends at the next annual meeting of the Company’s stockholders or when such director’s successor is elected and qualifies. No date for the next annual meeting of stockholders is specified in the Company’s Bylaws or has been fixed by the Board. The term of office of each officer of the Company ends at the next annual meeting of the Company’s Board, expected to take place immediately after the next annual meeting of stockholders, or when such officer’s successor is elected and qualifies.

Directors are entitled to reimbursement for expenses in attending meetings but receive no other compensation for services as directors. Directors who are employees may receive compensation for services other than as director. No compensation has been paid to directors for services.

Biographical Information

Biographical information concerning our executive officers, directors and key employees follows below.

Frank Hawley – CEO and Director

Frank Hawley has served as a director and Chief Executive officer of the Company since July 2017. In his role as CEO of the Company, Mr. Hawley has led the Company's growth through its main subsidiary MHHC Warranty and Services, Inc., and has overseen the Company's overall development. Frank Hawley brings years of leadership and executive management experience to his role as Chief Executive Officer.

Prior to July 2017, Mr. Hawley served as the Policy and Budget Manager for the Washington Department of Fish & Wildlife where he was an executive level senior policy advisor for strategic statewide policy issues. While there, he focused on leading his team to consistently managing key initiatives, planning and strategic decisions. His tenured experience includes developing, implementing, and managing multi-million-dollar operating budgets. Before his role as Policy and Budget Manager, he served as a Licensing Division Manager where he had oversight of key compliance, licensing, and policy issues. He oversaw leading a team of 30 team members while strategically allocating scarce resources and prioritizing business initiatives for organizational success. His extensive accomplishments included the mechanization of many financial and point-of-sales transactions that reduced overhead, streamlined the collection of $100 million in revenues, and established a 600 point-of-sales agent network for the State of Washington. Prior to working at the Washington Department of Fish & Wildlife, Mr. Hawley had an extensive management career at AT&T working at corporate headquarters in operations, engineering, in addition to regional sales and marketing. During his career with the Fortune 100 company, he had experience developing and implementing complex computer telephony integrated networks for large and complex global enterprises.

Raymond MacKay – Executive Officer and Director

Raymond MacKay became a director of the Company in April 2018. In August 2021, Mr. MacKay became Chief Executive Officer of MHHC Reinsurance, Inc., a wholly-owned subsidiary of the Company. He also served as Chief Executive Officer of MHHC Warranty and Services, Inc., a wholly-owned subsidiary of the Company, from April 2018 to July 2021. Mr. MacKay has overseen the Company's expansion into additional state jurisdictions and the development of its regulatory compliance system. On a part-time basis, Mr. MacKay practices law at The MacKay Law Firm, P.A. based in Anderson, South Carolina. Prior to joining the Company, Mr. MacKay was engaged in the full-time practice of law. For more than the past five years, the law practice was with The MacKay Law Firm, P.A.

Raymond MacKay was raised in South Carolina where he attended and graduated from Furman University with a Bachelor of Arts degree in 1978. Later he graduated from the University of South Carolina Law School with a Juris Doctorate degree in 1982. He has worked his entire career as primarily a sole practitioner focusing on trial work as well as corporate work in Anderson, South Carolina. Besides maintaining his general law practice he also served as Assistant Solicitor for the Tenth Judicial Circuit of South Carolina and also as Municipal Court Judge for the City of Anderson, SC.

Anderson Y. Salgado – Key Employee

Anderson Y. Salgado became the Chief Executive Officer of ONBLi, Inc., in April 2021. Prior to becoming the CEO of ONBLi, Inc., Mr. Salgado was the founder and served as the Chief Executive Officer of Trisbell, Inc., a consulting company. Mr. Salgado also worked as an independent contractor for VaynerMedia, LLC., a social media branding and engagement strategies company. In 2017, Mr. Salgado, pled guilty to conspiracy to pay and receive health care kickbacks in violation of the Anti-kickback Statute, a felony under Federal law. Pursuant to the plea agreement and the U.S. Attorneys motion for downward reduction in the sentence, Mr. Salgado agreed to pay $61,230.70 as restitution and was sentenced to eight months home detention.

Executive Compensation

The table below sets forth the annual compensation of each of our executive officers, directors and key employees and the capacities in which such compensation was received.

Name	Capacity in which Compensation was received	Fiscal Year	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Frank Hawley	CEO/President of the Company; CEO of MHHC Warranty and Services, Inc.	2021	134,403.08	254,755.20 (1)	389,158.28
		2020	74,702	—	74,702
		2019	—	—	—
Raymond MacKay	Vice President; CEO of MHHC Reinsurance, Inc.	2021	104,705.11	254,755.20 (1)	359,460.31
		2020	56,777	—	56,777
		2019	—	120,000 (2)	120,000
Anderson Salgado (3)	CEO of ONBLi, Inc. (3)	2021	—	—	—
		2020	—	—	—
		2019	—	—	—

(1)	Represents 22,000,000 shares of Common Stock (after giving effect to the 10 for 1 stock dividend) granted to the executive officer on May 7, 2021, as deferred compensation. The shares vested on May 17, 2022. As the closing price of the Company’s Common Stock was $0.0182 on the date of the grant, the fair value of the compensation was $401,400, which was being amortized to expense over the vesting period. Accordingly, $254,755.20 of stock-based compensation was recognized in 2021. The officer subsequently cancelled 15 million shares of Common Stock in March 2022.
(2)	Represents 891,902 fully vested shares of Common Stock (after giving effect to the 10 for 1 stock dividend) issued on July 1, 2019 as compensation for services rendered. As the closing price of the Company's Common Stock was $0.1345 on the date of the grant, the fair value of the compensation was $120,000, which was recognized as expense immediately.
(3)	Does not include the up to 5 million shares of common stock or other compensation which may become issuable or payable to Mr. Salgado pursuant to his employment agreement, if certain enumerated triggering effects occur.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth information as to the shares of Common Stock and Series A Preferred Stock beneficially owned as of May 31, 2022 by (i) each person known to us to be the beneficial owner of more than 10% of our Common Stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group.  Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of Common Stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that shares of Common Stock subject to options or other derivative securities which are currently exercisable or convertible or will be exercisable or convertible into shares of Common Stock within 60 days of the date hereof are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person listed on the table unless otherwise indicated. The footnotes below indicate the amount of unvested options for each person in the table. None of these unvested options vest within 60 days of the date hereof.

Shareholder	Class of Stock	No. of Shares		% of Class	Voting Power	% of Voting Power
Frank Hawley	Series A Preferred (1)	250,000		50%	12,560,832	25.5%
	Common Stock (2)	9,350,150	(3)	38.7%	9,350,150	19.0%
Raymond MacKay	Series A Preferred (1)	250,000		50%	12,560,832	25.5%
	Common Stock (2)	8,337,842	(3)	34.5%	8,337,842	16.9%
All Officers and Directors as a group					42,809,656	86.9%

Totals
	Common Stock	24,136,500		100%	24,136,500	49%
	Series A Preferred Stock	500,000		100%	25,121,664	51%
	Voting Power				49,258,164	100%

(1)	The Series A Preferred Shares have an aggregate voting right equal to 51% of the total voting power outstanding at any given time. If a vote were held while 24,136,500 common shares were outstanding, the preferred holders would have 25,121,664 votes, thereby resulting in a total of 49,258,164 votes.
(2)	Based on 24,136,500 shares of Common Stock as of May 31, 2022, following a stock dividend effected on December 7, 2021 of 10 shares of Common Stock for each share of Common Stock held of record as of June 30, 2021.
(3)	The shares held by each of our executive officers include 22,000,000 shares of restricted stock (post stock dividend) granted on May 7, 2021 that vested May 17, 2022, less 15,000,000 shares that were cancelled by each of our executive officers in March 2022.

Item 5. Interest of Management and Others in Certain Transactions

There are no related party transactions to report.

Item 6. Other Information

None.

Item 7. Financial Statements

INDEX TO FINANCIAL STATEMENTS

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2021 and 2020	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2021 and 2020	F-4

Consolidated Statements of Changes in Stockholders' Deficit for the Years Ended December 31, 2021 and 2020	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2021 and 2020	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of:

MHHC Enterprises, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MHHC Enterprises, Inc. and Subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a net loss and used cash in operations of $1,184,225 and $295,355 respectively, during the year ended December 31, 2021 and a working capital deficit, stockholders’ deficit and accumulated deficit of $189,432, $1,882,434 and $11,975,283 respectively, at December 31, 2021. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s Plan in regards to these matters is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Salberg & Company, P.A.

SALBERG & COMPANY, P.A.

We have served as the Company’s auditor since 2020.

Boca Raton, Florida

April 25, 2022

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2021	2020
Assets
Current assets:
Cash	$223,872	$173,069
Restricted cash	60,342	—
Accounts receivable	196,593	143,632

Total current assets	480,807	316,701

Property and equipment, net	1,102	1,816

Total assets	$481,909	$318,517

Liabilities and Stockholders' Deficit

Current liabilities:
Accrued expenses	$126,713	$32,764
Contract liabilities	473,456	367,013
Warranty claims payable	66,056	36,511
Warranty reserve liability	4,014	3,039
Total current liabilities	670,239	439,327

Contract liabilities, less current portion	1,031,804	831,110
Notes payable	662,300	255,800

Total liabilities	2,364,343	1,526,237

Commitments and contingencies - See Note 7

Stockholders' deficit:
Preferred stock - 500,000 shares authorized: Preferred stock - Series A, $0.0001 par value, 500,000 shares designated, issued and outstanding	50	50
Common stock, par value $0.001 per share; 200,000,000 shares authorized; 10,136,500 shares issued and outstanding	10,137	10,137
Additional paid-in capital	10,082,662	9,573,151
Accumulated deficit	(11,975,283)	(10,791,058)

Total stockholders' deficit	(1,882,434)	(1,207,720)

Total liabilities and stockholders' deficit	$481,909	$318,517

 The accompanying notes are an integral part of the consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Years Ended
	December 31,
	2021	2020
Revenues:
Extended warranty revenues	$412,019	$290,847
Assurance warranty revenues	19,501	13,720
Total revenues	431,520	304,567

Cost of revenues:
Claims expense	206,769	138,563
Warranty reserve expense	975	686
Total cost of revenues	207,744	139,249

Gross profit	223,776	165,318

Operating expenses:
General and administrative	1,392,754	453,005
Total operating expenses	1,392,754	453,005

Operating loss	(1,168,978)	(287,687)

Other income (expense):
Interest income	10	21
Interest expense	(15,257)	(4,103)
Total other expense, net	(15,247)	(4,082)

Loss before income taxes	(1,184,225)	(291,769)

Provision for income taxes	—	—

Net loss	$(1,184,225)	$(291,769)

Net loss per share:
Basic and diluted	$(0.12)	$(0.03)

Weighted average number of common shares outstanding:
Basic and diluted	10,136,500	10,136,500

 The accompanying notes are an integral part of the consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Series A Preferred Stock		Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance - December 31, 2019	500,000	$50	10,136,500	$10,137	$9,573,151	$(10,499,289)	$(915,951)

Net loss	—	—	—	—	—	(291,769)	(291,769)

Balance - December 31, 2020	500,000	$50	10,136,500	$10,137	$9,573,151	$(10,791,058)	$(1,207,720)

Share-based compensation	—	—	—	—	509,511	—	509,511

Net loss	—	—	—	—	—	(1,184,225)	(1,184,225)

Balance - December 31, 2021	500,000	$50	10,136,500	$10,137	$10,082,662	$(11,975,283)	$(1,882,434)

 The accompanying notes are an integral part of the consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2021	2020

Cash Flows From Operating Activities:
Net loss	$(1,184,225)	$(291,769)
Adjustments to reconcile net loss to net cash used in
operating activities:
Share-based compensation	509,511	—
Depreciation	714	324
Changes in operating assets and liabilities:
Accounts receivable	(52,961)	(49,670)
Prepaid expenses and other current assets	—	692
Warranty claims payable	29,545	(10,169)
Accrued expenses	93,949	29,051
Contract liabilities	307,137	225,999
Warranty reserve liability	975	(749)
Net cash used in operating activities	(295,355)	(96,291)

Cash Flows From Investing Activities:
Purchases of property and equipment	—	(2,140)
Net cash used in investing activities	—	(2,140)

Cash Flows From Financing Activities:
Proceeds from notes payable	406,500	255,800
Net cash provided by financing activities	406,500	255,800

Net increase in cash and restricted cash	111,145	157,369

Cash and restricted cash at beginning of year	173,069	15,700

Cash and restricted cash at end of year	$284,214	$173,069

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$250	$—
Cash paid for taxes	$—	$—

The following table provides a reconciliation of cash and restricted cash reported within the accompanying consolidated balance sheets to the total amounts shown in consolidated statements of cash flows above:

Cash	$223,872	$173,069
Restricted cash	60,342	—
Total cash and restricted cash	$284,214	$173,069

The accompanying notes are an integral part of the consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 1 — NATURE OF OPERATIONS

Overview

MHHC Enterprises, Inc. (“MHHC” or the “Company”) offers its Extended Service Contract (ESC’s) in over 1,000 retail locations and online as well. MHHC is a provider of help desk and warranty insurance administration services for a wide variety of industries and consumers. Additionally, the organization creates and specializes service programs for a variety of manufacturers and commercial construction industries like heating, ventilating and air conditioning (HVAC). MHHC is a provider of call center "on-shoring" by creating jobs in the United States for professional phone representatives, including both sales and customer service employees. The Company’s call center processes claims and service calls with skilled professionals consistently offering warranty support solutions for a variety of businesses. MHHC prides itself in offering troubleshooting solutions over the phone and developing processes to eliminate overhead costs of shipping and timely repairs on approved claims. The highly skilled staff at MHHC consistently provide mission-critical solutions and results that assist industries and manufacturers in driving down warranty support and repair costs for their organization.

NOTE 2 — GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of December 31, 2021, the Company had cash of $284,214 and a working capital deficit (current liabilities in excess of current assets) of $189,432. During the year ended December 31, 2021, the net loss was $1,184,225 and net cash used in operating activities was $295,355. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

During the year ended December 31, 2021, the Company received proceeds of $406,500 from the issuance of notes payable.

The Company has experienced net losses and negative cash flows from operations during 2021 and 2020. The Company’s ability to continue its operations is dependent upon its ability to obtain additional capital through public or private equity offerings, debt financings or other sources; however, financing may not be available to the Company on acceptable terms, or at all. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy, and the Company may be forced to curtail or cease operations.

Management’s plans regarding these matters encompass the following actions: 1) obtain funding from new investors from a combination of debt and equity offerings in order to alleviate the Company’s working capital deficiency; and 2) implement its business plan to increase revenues. The Company’s continued existence is dependent upon its ability to obtain additional funding sources and to develop profitable operations. However, the outcome of management’s plans cannot be determined with any degree of certainty.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak of COVID-19 and its effects on our business including our financial condition, liquidity, or results of operations at this time. Management is actively monitoring the global situation and its impact on the Company’s financial condition, liquidity, operations, customers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects that the COVID-19 outbreak will have on its results of operations, financial condition, or liquidity for 2022. As of the date of this report, the Company has experienced delays in collecting its accounts receivable, declines in wholesale orders and cancelation of potential additional ESC opportunities and the longer this pandemic continues there may be additional impacts. Furthermore, the COVID-19 outbreak has and may continue to impact the Company’s ability to raise capital.

Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have a material adverse effect on the Company’s results of future operations, financial position, liquidity, and capital resources, and those of the third parties on which the Company relies in 2022.

NOTE 3 — ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the accompanying consolidated financial statements include the allowance for doubtful accounts, depreciable lives of property and equipment, valuation of loss contingencies, warranty reserve liability for assurance warranties, valuation of stock-based compensation and the valuation allowance on deferred tax assets. Actual results may differ from these estimates.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Basis of Presentation

The accompanying consolidated financial statements include the accounts of MHHC Enterprises, Inc. and its wholly owned subsidiaries MHHC Warranty and Services, Inc., ONBLi, Inc., and MHHC Reinsurance, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 825-10, “Financial Instruments” (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including accounts receivable, accrued expenses and warranty claims payable are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2021 and 2020. The Company maintains its cash in banks insured by the Federal Deposit Insurance Corporation in accounts that at times may be in excess of the federally insured limit of $250,000 per bank. At December 31, 2021 and 2020, the uninsured balances amounted to $0.

The Company’s reinsurance provider for warranty policies sold in States that regulate the warranty and insurance industry requires the Company to fund and maintain cash reserves in a separate bank account controlled by the reinsurance provider. These funds are reflected as restricted cash in the accompanying consolidated balance sheet.

For warranty policies sold in States that do not regulate the warranty and insurance industry, the Company sets aside discretionary reserves. These funds are included in cash in the accompanying consolidated balance sheet.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.
●	Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists of unsecured trade accounts with customers (See Note 10). The Company monitors outstanding receivables based on factors surrounding the credit risk of specific customers, historical trends, and other information. The allowance for doubtful accounts is estimated based on an assessment of the Company’s ability to collect on customer accounts receivable. There is judgment involved with estimating the allowance for doubtful accounts, and if the financial condition of the Company’s customers were to deteriorate, resulting in their inability to make the required payments, the Company may be required to record additional allowances or charges against revenues. The Company has not historically experienced significant credit or collection problems with its customers. At December 31, 2021 and 2020, no allowance for doubtful accounts relating to the Company’s accounts receivable was deemed necessary.

Property and Equipment

Property and equipment consists of computer equipment and is recorded at cost. Repairs and maintenance costs are expensed as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. The estimated useful life for computer equipment is three years.

Long-Lived Assets

The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for impairment is required to be performed by management at least annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Income Taxes

The Company accounts for its income taxes in accordance with accounting principles generally accepted in the United States of America, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to net tax operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company’s policy is to account for interest and penalties relating to income taxes, if any, in “income tax expense” in its consolidated statements of operations and include accrued interest and penalties within “accrued liabilities” in its consolidated balance sheets, if applicable. For the years ended December 31, 2021 and 2020, no income tax related interest or penalties were assessed or recorded.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Revenue Recognition and Contract Liabilities

The Company follows Accounting Standards Codification 606 (“ASC 606”). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

Revenues consist of warranty fees derived from extended warranties and manufacturer warranties on general consumer electronic goods, which include residential appliances, audio and visual equipment and small consumer handheld electronics. The extended warranties are sold wholesale to agents that resell them to direct retail outlets. Extended warranty revenue is recognized over time on a pro-rata basis over the applicable extended warranty period, ranging from one to five years. The extended warranty period begins at the end of the manufacturer’s warranty period, which typically lasts one year. The manufacturer warranties are serviced by guaranteeing products to the consumer on behalf of the manufacturer.

Contract liabilities represents the amount of extended warranty fees received in excess of the portion recognized as revenue and it is included in current and non-current liabilities in the accompanying consolidated balance sheets. Contract liabilities shall be recognized in future revenues on a straight-line basis over the respective terms of the extended warranty periods ranging from one to five years subsequent to the end of the manufacturer’s warranty period.

For customers for which the Company is providing warranty coverage as if it were the manufacturer (assurance warranties), revenue is recognized immediately. Concurrently, a warranty reserve liability equal to the estimated future claims is also recognized. There are no separate performance obligations.

Cost of Revenues

Cost of revenues includes claims expense and warranty reserve expense. For extended warranties, claims expense is recognized as claims occur and is recognized in the period in which the claim originates. For manufacturer warranties, warranty reserve expense is recognized at the beginning of the warranty period to establish an estimated warranty reserve liability. Claims for manufacturer warranties reduce the warranty reserve liability.

Advertising

The Company charges the costs of advertising to expense as incurred. Advertising costs were $6,402 and $2,144 for the years ended December 31, 2021 and 2020, respectively.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company’s share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company’s historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards.

Net Loss per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” and/or “if converted” methods as applicable.

The computation of basic and diluted income (loss) per share excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

There were no potentially dilutive securities outstanding during the periods presented.

Recent Accounting Pronouncements

In August 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes certain disclosure requirements, including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. ASU 2018-13 also adds disclosure requirements, including changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments on changes in unrealized gains and losses, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. ASU 2018-13 became effective for the Company on January 1, 2020. The adoption of this update did not have a material impact on the Company’s consolidated financial statements and related disclosures.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on accounting for convertible debt instruments by removing the separation models for: (1) convertible debt with a cash conversion feature; and (2) convertible instruments with a beneficial conversion feature. As a result, the Company will not separately present in equity an embedded conversion feature in such debt. Instead, we will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. We expect the elimination of these models will reduce reported interest expense and increase reported net income for the Company’s convertible instruments falling under the scope of those models before the adoption of ASU 2020-06. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will be no longer available. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company does not expect the adoption of this update to have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which significantly changes how entities will measure credit losses for most financial assets, including accounts receivable. ASU No. 2016-13 will replace today’s “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. On November 15, 2019, the FASB delayed the effective date of Topic 326 for certain small public companies and other private companies until fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition, as well as private companies and not-for-profit entities. The Company does not expect the adoption of this update will have a material impact on its consolidated financial statements.

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 4 — PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation are summarized in the table below:

	December 31,
	2021	2020
Computer equipment	$2,140	$2,140
Less: accumulated depreciation	(1,038)	(324)
Property and equipment, net	$1,102	$1,816

Depreciation expense was $714 and $324 for the years ended December 31, 2021 and 2020, respectively.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 5 — ACCRUED EXPENSES

Accrued expenses are summarized in the table below:

	December 31,
	2021	2020
Accrued payroll and related costs	$7,358	$7,895
Accrued interest payable	19,110	4,103
Accrued professional fees	96,107	16,060
Other	4,138	4,706
Total accrued expenses	$126,713	$32,764

NOTE 6 — NOTES PAYABLE

Accrued expenses are summarized in the table below:

On July 8, 2020, MHHC Warranty and Services, Inc. executed the standard loan documents for an Economic Injury Disaster Loan (“EIDL”) from the U.S. Small Business Administration in light of the impact of the COVID-19 pandemic on the Company. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL received was $123,500, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, are due monthly beginning July 8, 2021 (twelve months from the date of the SBA Loan Agreement) in the amount of $593. On March 15, 2021, the initial payment date was extended 12 months to July 8, 2022. On August 19, 2021, the EIDL was amended whereby the Company received additional cash proceeds of $370,800 and, accordingly, the monthly payment was changed to $2,461. The balance of principal and interest is payable thirty years from the date of the SBA Loan Agreement. At December 31, 2021 and 2020, the remaining carrying value of the note was $494,300. At December 31, 2021 and 2020, accrued interest on the note was $11,909 and $2,173, respectively, and is included in accrued expenses on the accompanying consolidated balance sheet.

On August 7, 2020, MHHC Enterprises, Inc. executed the standard loan documents for an EIDL from the U.S. Small Business Administration in light of the impact of the COVID-19 pandemic on the Company. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL received was $132,300, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, are due monthly beginning August 7, 2021 (twelve months from the date of the SBA Loan Agreement) in the amount of $646. On March 15, 2021, the initial payment date was extended 12 months to August 7, 2022. The balance of principal and interest is payable thirty years from the date of the SBA Loan Agreement. At December 31, 2021 and 2020, the remaining carrying value of the note was $132,300. At December 31, 2021 and 2020, accrued interest on the note was $6,891 and $1,930, respectively, and is included in accrued expenses on the accompanying consolidated balance sheet.

On February 17, 2021, MHHC Warranty and Services, Inc. received proceeds of $35,700 from the Paycheck Protection Program (“PPP”) administered by the U.S. Small Business Administration in exchange for a promissory note. The note has a maturity date of February 17, 2026 and bears 1% interest per annum. Payments of the Loan shall be deferred until the date on which the amount of forgiveness determined under the CARES Act, as amended by the Economic Aid Act, or the Small Business Act, is remitted to the Lender. If the Company fails to apply for forgiveness within 10 months after the last day of the Covered Period (as defined in the Small Business Act, as amended by the Economic Aid Act), principal and interest payments will commence 10 months from the last day of the Covered Period. All remaining principal and accrued interest is due and payable at the maturity date of the note. At December 31, 2021, the Company owed $35,700 in principal and $310 in accrued interest on this note. In April 2022, the Company applied for loan forgiveness for this loan from the U.S. Small Business Administration and is awaiting a decision.

At December 31, 2021 and 2020, the remaining carrying value of notes payable was $662,300 and $255,800, respectively. At December 31, 2021 and 2020, accrued interest payable of $19,110 and $4,103, respectively, was outstanding on the notes.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Employment Agreements

On April 23, 2021, the Company entered into an employment agreement with an individual to become the Chief Executive Officer of ONBLi, Inc. The Executive shall be compensated upon the completion of certain Triggering Events including: (i) 1,000,000 common shares of the Company upon successful launch of ONBLi.com as a fully functional e-commerce website; and (ii) 4,000,000 common shares of the Company to be issued in tranches of 1,000,000 common shares upon each $1,000,000 of gross revenues generated through ONBLi.com. In addition, the Executive is eligible for additional compensation upon successful acquisition of Acquisition Targets including a salary of $180,000 - $250,000 per year, provided that one or more of the acquired Acquisition Targets in aggregate generate enough net profits to sustain such salary. The awards are performance based and, accordingly, are accrued when it is probable the respective performance condition shall be achieved. As of December 31, 2021, the development of the ONBLi.com website had not yet begun. Hence it was not yet probable the website would be completed. Accordingly, no compensation cost was recognized for the initial Triggering Event for the year ended December 31, 2021.

Regulations and Reserves

The Company is subject to extensive supervision and regulation in the U.S. states in which our warranty company subsidiary operates. This is particularly true in those states in which our warranty subsidiary is licensed. The supervision and regulation relates to numerous aspects of our business and financial condition. The primary purpose of the supervision and regulation is the protection of our warranty holders. The extent of regulation varies, but generally is governed by state statutes. These statutes delegate regulatory, supervisory and administrative authority to state insurance departments. This system of regulation covers, among other things: (i) standards of solvency, including risk-based capital measurements; (ii) restrictions on the nature, quality and concentration of investments; and (iii) restrictions on the types of terms that we can include in the warranties we offer.

The statutes or the state insurance department regulations may affect the cost or demand for our products and may impede the Company from obtaining rate increases or taking other actions the Company might wish to take to increase profitability. Further, the Company may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Also, regulatory authorities have discretion to grant, renew or revoke licenses and approvals subject to the applicable state statutes and appeal process. If the Company does not have the requisite licenses and approvals (including in some states the requisite secretary of state registration) or does not comply with applicable regulatory requirements, the insurance regulatory authorities could stop or temporarily suspend the Company from carrying on some or all of its activities or invoke monetary penalties.

In order to comply with Regulatory State requirements, the Company maintains a Contract Liability Insurance Policy (“CLIP”) to insure its obligations under the extended warranty policies it sells. The reinsurance provider requires the Company to set aside in a separate bank account, which is controlled by the reinsurance provider, a percentage of warranty premiums collected from policies sold within Regulatory States. The Company engaged an actuary to analyze and review the Company’s loss claim history for extended warranty contracts sold. Based on the actuary report, the Company and the reinsurance provider agreed to an initial reserve percentage of 40% of premiums collected in Regulatory State. This percentage may be changed at the discretion of both the Company and the reinsurance provider as agreed upon. As of December 31, 2021, the reserve percentage was 40%. These restricted cash reserves may become unrestricted and transferred to the Company’s operating cash accounts upon submission of proof of paid claims to the reinsurance provider and/or the expiration of warranty policies. The CLIP serves as a backup to these restricted cash reserves. Should the Company as a whole default or become insolvent, the CLIP would cover any filed claims which the Company was not able to pay. As of December 31, 2021, the restricted cash reserves were $60,342, which are reflected as restricted cash in the accompanying consolidated balance sheet. In addition, as of December 31, 2021, the Company had $14,094 of non-restricted cash reserves, which are included in cash in the accompanying consolidated balance sheet.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Effective April 8, 2019, the Company entered into an Administration Insured Program Agreement whereby it obtained reinsurance for extended warranty policies sold in Regulatory States. For years 2022 and going forward, the Company is required to pay a reinsurance premium (also referred to as a “ceding fee”) equal to 10% of the cash reserves established for each policy sold, plus premium tax, subject to a minimum annual premium of $100,000.

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At December 31, 2021, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated operations and there are no proceedings in which any of the Company’s directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to the Company’s interest.

NOTE 8 — STOCKHOLDERS’ DEFICIT

Preferred Stock

The Company is authorized to issue 500,000 shares of preferred stock, par value $0.0001 per share.

On August 7, 2018, the Company authorized the issuance of 500,000 Series A preferred stock (“Series A”), par value $0.0001 per share. As stated in the Certification of Designation, “Together, collectively and in their entirety, all Holders of Series A Preferred Stock shall have voting rights equal to exactly 51% of all voting rights available at the time of any vote”. The Series A have no conversion rights, are not entitled to dividends, and have no stated or liquidation value. The Certificate of Designation for the Series A preferred stock was filed on April 25, 2019.

At December 31, 2021 and 2020, there were 500,000 shares of Series A preferred stock issued and outstanding.

Common Stock

On September 23, 2020, the Company amended its Articles of Incorporation to change the number of authorized common shares to 200,000,000 shares of common stock, par value $0.001 per share, which has been reflected retroactively in the accompanying consolidated financial statements.

On November 3, 2020, the Company effected 1-for-7,400 reverse split of its common stock. All references to common shares and per-share data for all periods presented in this report have been retroactively adjusted to give effect to this reverse split.

On May 7, 2021, the Company granted 22,000,000 common shares to each of two officers of the Company (an aggregate of 44,000,000 common shares) as deferred compensation. The shares shall vest on May 17, 2022, subject to continued employment by the Company. As the quoted closing trading price of the Company’s common stock was $0.0182 on the date of the grant, the fair value of the compensation was $802,800, which is being amortized to expense over the vesting period. Accordingly, during the year ended December 31, 2021, $509,511 of stock-based compensation was recognized in the accompanying consolidated statement of operations (See Note 11).

On December 7, 2021, the Company effected a stock dividend of 10 shares of the Company’s common stock for each share of common stock outstanding as of the record date of June 30, 2021. As a result, the number of issued and outstanding common shares increased by 9,215,000 common shares. All references to common shares and per-share data for all periods presented in this report have been retroactively adjusted to give effect to this stock dividend.

At December 31, 2021 and 2020, there were 10,136,500 shares of common stock outstanding.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 9 — INCOME TAXES

The Company’s provision (benefit) for income taxes consists of the following United States federal and state components:

	For the Years Ended
	December 31,
	2021	2020
Current:
Federal	$—	$—
State	—	—

Deferred:
Federal	(260,716)	(61,271)
State	—	—
	(260,716)	(61,271)
Change in valuation allowance	260,716	61,271
Income tax provision (benefit)	$—	$—

The deferred tax expense (benefit) is the change in the deferred tax assets and liabilities representing the tax consequences of changes in the amounts of temporary differences, net operating loss carryforwards and changes in tax rates during the year. The Company’s deferred tax assets and liabilities are comprised of the following:

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$228,595	$139,581
Contract liabilities	316,105	251,606
Reserve for warranties	843	637
Share-based compensation	106,997	—
Total deferred tax assets	652,540	391,824

Deferred tax liabilities:
Total deferred tax liabilities	—	—

Valuation allowance	(652,540)	(391,824)

Total deferred tax assets (liabilities)	$—	$—

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

As of December 31, 2021 and 2020, the Company had U.S. federal net operating loss carryforwards of approximately $1.1 million and $0.7 million, respectively, of which $0.7 million does not expire, but is instead limited to 80% of taxable income in the year utilized. The remaining loss carryforwards expire at various dates from 2022 through 2037. These net operating loss carryforwards may be used to offset future taxable income and thereby reduce the Company’s U.S. federal income taxes. Section 382 of the Internal Revenue Code of 1986 (the “Code”) imposes an annual limit on the ability of a corporation that undergoes a greater than 50% ownership change to use its net operating loss carry forwards to reduce its tax liability. If in the future the Company issues common stock or additional equity instruments convertible in common shares which result in an ownership change exceeding the 50% limitation threshold imposed by Section 382 of the Code, the Company’s net operating loss carryforwards may be significantly limited as to the amount of use in a particular year. In addition, all or a portion of the Company’s net operating loss carryforwards may expire unutilized.

For U.S. purposes, the Company has not completed its evaluation of NOL utilization limitations under Internal Revenue Code, as amended (the “Code”) Section 382/383, change of ownership rules. If the Company has had a change in ownership, the NOL’s would be limited as to the amount that could be utilized each year, based on the Code or might be eliminated.

The Company has provided a full valuation allowance against its net deferred tax assets, since in the opinion of management based upon the earnings history of the Company; it is more likely than not that the benefits of these assets will not be realized.

The Company complies with the provisions of FASB ASC 740-10 in accounting for its uncertain tax positions. ASC 740-10 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Management has determined that the Company has no significant uncertain tax positions requiring recognition under ASC 740-10.

The Company is subject to income tax in the U.S., and certain state jurisdictions. The Company has not been audited by the U.S. Internal Revenue Service, or any states in connection with income taxes. The Company’s tax years generally remain open to examination for all federal and state tax matters until its net operating loss carryforwards are utilized and the applicable statutes of limitation have expired. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

The Company recognizes interest and penalties related to unrecognized tax benefits, if incurred, as a component of income tax expense.

The significant elements contributing to the difference between income taxes at the effective United States federal statutory tax rate of 21% and the Company’s effective tax rate are as follows:

	For the Years Ended
	December 31,
	2021	2020
Income taxes at the US federal statutory rate	$(248,687)	$(61,271)
Other	(12,029)	—
Change in valuation allowance	260,716	61,271

Income tax provision (benefit)	$—	$—

NOTE 10 — CONCENTRATIONS

Concentration of Revenues

For the years ended December 31, 2021 and 2020, one customer accounted for 95.5% of the Company’s consolidated revenues.

Concentration of Accounts Receivable

One customer accounted for 98.6% and 98.3% of the Company's consolidated accounts receivable at December 31, 2021 and 2020, respectively.

Concentration of Vendor

One vendor, who is also the Company’s largest customer, is utilized to process and service all of the Company’s claims related to extended warranties. At December 31, 2021 and 2020, the balance due to this vendor was $66,056 and $36,511, respectively, which is reflected as warranty claims payable on the accompanying consolidated balance sheet.

NOTE 11 — SUBSEQUENT EVENTS

In preparing these consolidated financial statements, the Company evaluated events that occurred after the balance sheet date through April 25, 2022, which is the date the consolidated financial statements were available to be issued.

On February 17, 2022, the Company filing of an Offering Circular on Form 1-A, pursuant to Regulation A (File Number: 024-11406) was qualified by the Securities and Exchange Commission. The Company registered 20,000,000 shares of common stock for maximum proceeds of $10,000,000 (before deducting the maximum broker discount and costs of the offering). As of the date of this filing, no shares of common stock have been sold to investors pursuant to the Offering Circular.

On February 25, 2022, the Company entered into a business loan and security agreement in the principal amount of $206,152 (including an origination fee of $8,246) that matures February 25, 2024 and bears interest of 46.5% per annum. The Company received net proceeds of $197,906. Under the terms of the agreement, the Company is required to make 104 weekly payments of $3,053, or an aggregate of $317,475.

On March 15, 2022, the Company canceled 15,000,000 common shares for each of two officers of the Company (an aggregate of 30,000,000 common shares) that had been awarded on May 7, 2021 as deferred compensation (See Note 8). The shares would have vested on May 17, 2022 and therefore were not recorded as issued or outstanding as of December 31, 2021. Accordingly, the remaining unrecognized share-based compensation for these canceled shares will be recognized at the cancellation date.

Item 8. Exhibits

Exhibit No.	Document Title	Date of File
2.1	Amended and Restated Articles of Incorporation	*
2.2	Certificate of Change Pursuant to NRS 78.209 (stock split)	*
2.3	Certificate of Designation of Series A Preferred Stock	*
2.4	Certificate of Correction to Certificate of Amendment dated August 22, 2017	*
2.5	Certificate of Correction to Certificate of Correction dated November 1, 2017	*
2.6	Certificate of Correction to Certificate of Designation dated April 25, 2019	*
2.7	Certificate of Correction to Certificate of Amendment dated September 23, 2020	*
2.8	Certificate of Correction to Certificate of Change dated September 23, 2020	*
2.9	Certificate of Amendment to Articles of Incorporation (Stock Dividend)	*
2.10	Certificate of Correction to Amendment to Articles of Incorporation (Stock Dividend)	*
2.11	Certificate of Amendment to Articles of Incorporation	05/09/2022
2.12	Bylaws	*
6.1	Business Loan and Security Agreement	02/25/2022
6.2	Employment Agreement with Anderson Salgado	04/23/2021
7.1	Articles of Merger (incl. plan of merger)	*

* — Incorporated by reference to the Company's Offering Circular on Form 1-A, as amended, originally filed on January 7, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K and has duly caused this Annual Report to be signed on its behalf by the Company, thereunto duly authorized, in the city of Olympia, Washington on this 15th day of June, 2022.

MHHC Enterprises, Inc.

By:	/s/ Frank Hawley
Frank Hawley Chief Executive Officer

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Frank Hawley
Frank Hawley Chief Executive Officer (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

By:	/s/ Frank Hawley
Frank Hawley Director

By:	/s/ Raymond MacKay
Raymond MacKay Director